UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 16, 2022, Oatly Group AB (the “Company”) published a report announcing the results of its annual general meeting for 2022 (“Annual General Meeting”), a copy of which is furnished as Exhibit 99.1. The Company’s shareholders also approved the Company’s amended Articles of Association at the Annual General Meeting, a copy of which is furnished as Exhibit 1.1.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including in Exhibits 1.1 and 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8, as amended (File No. 333-256316) and deemed to be a part thereof from the date of this Report, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of Oatly Group AB, as amended
99.1	Press Release of Oatly Group AB, dated June 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: June 16, 2022	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer